Exhibit 21.1

Subsidiaries of Barnes & Noble, Inc.

1.	Barnes & Noble Booksellers, Inc.

2.	B. Dalton Bookseller, LLC, a Delaware limited liability company.

3.	Doubleday Book Shops, Inc., a Delaware corporation.

4.	barnesandnoble.com llc, a Delaware limited liability company.

5.	CCI Holdings, Inc., a Texas corporation.

6.	Calendar Club, L.L.C., a Delaware limited liability company.

7.	Sterling Publishing Co., Inc., a New York corporation.

8.	Altamont Press, Inc., a North Carolina corporation.

9.	Marketing Services (Minnesota) Corp., a Florida corporation.

10.	Barnes & Noble Services, Inc., a New York corporation.

11.	Barnes & Noble Purchasing, Inc., a New York corporation.

12.	Chelsea Insurance Company LTD, a Bermuda corporation.

13.	Barnes & Noble BookQuest LLC, a Delaware limited liability company.

14.	SparkNotes LLC, a New York limited liability company.